QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(b)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 24, 2005, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Subcorp (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Subcorp becomes aware of any valid state statute prohibiting the making of the Offer, Subcorp will make a good faith effort to comply with such statute. If, after such good faith effort, Subcorp cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
AMX Corporation
at
$22.50 Net Per Share in Cash
by
Amherst Acquisition Co.
a wholly-owned subsidiary of
Thrall Omni Company, Inc.
an affiliate of
Duchossois Industries, Inc.

        Amherst Acquisition Co., a Texas corporation ("Subcorp") and a wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Thrall Omni"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("DII"), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of AMX Corporation, a Texas corporation ("AMX"), at a purchase price of $22.50 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as each may be amended from time to time, together constitute the "Offer"). Tendering shareholders who have Shares registered in their names and who tender directly to The Bank of New York (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. DII will pay all charges and expenses of the Depositary, Goldman, Sachs & Co., which is acting as Dealer Manager for the Offer (the "Dealer Manager"), and Georgeson Shareholder Communications, Inc., which is acting as Information Agent for the Offer (the "Information Agent"), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON WEDNESDAY, MARCH 23, 2005, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Expiration Date of the Offer a number of Shares that represents at least a majority (determined on a fully diluted basis to include all outstanding stock options and other rights to acquire shares on the date of purchase) of all outstanding Shares, and (2) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated.

        The purpose of the Offer is to acquire control of, and the entire equity interest in, AMX. As promptly as practicable following consummation of the Offer and after satisfaction or waiver of all conditions to the Merger (as defined below) set forth in the Merger Agreement (as defined below), Subcorp intends to acquire the remaining equity interest in AMX not acquired in the Offer by consummating the Merger.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 15, 2005, among Thrall Omni, Subcorp and AMX (the "Merger Agreement"). The Merger Agreement

provides, among other things, for the making of the Offer by Subcorp, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Texas Business Corporation Act (the "TBCA"), Subcorp will be merged with and into AMX (the "Merger"). Following the effective time of the Merger (the "Effective Time"), AMX will continue as the surviving corporation (the "Surviving Corporation") and become a wholly-owned subsidiary of Thrall Omni, and the separate corporate existence of Subcorp will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (1) Shares held by Thrall Omni, AMX, or their subsidiaries and (2) Shares, if any, held by shareholders who have properly exercised appraisal rights under Article 5.12 of the TBCA) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive in cash the per Share price paid in the Offer, payable to the holder thereof, without interest, upon surrender of the certificate or certificates formerly representing such Shares, less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

        The Board of Directors of AMX unanimously (a) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of the AMX shareholders, (b) approved the Merger Agreement, the Support Agreements (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Offer and the Merger in all respects and for purposes of Article 13.03 of the TBCA, and (c) recommends that the AMX shareholders accept the Offer and tender their Shares under the Offer to Subcorp.

        As a condition and inducement to Thrall Omni and Subcorp entering into the Merger Agreement, each of Chris Apple, Steven Byars, Robert Carroll, Carl Evans, Patrick Gallagher, Larry Goldstein, Peter Nohren, Scott Norder, Michael Olinger, David Richard, Rashid Skaf, John Wilson, Peter York and Scott Miller (collectively, the "Principal Shareholders"), who, collectively, as of February 15, 2005, held the power to dispose of 2,166,592 Shares, concurrently with the execution and delivery of the Merger Agreement entered into Support/Tender Agreements (the "Support Agreements"), dated as of February 15, 2005, with Thrall Omni. Under the Support Agreements, the Principal Shareholders agreed, among other things, to tender the Shares then held by them in the Offer (other than 60,000 Shares held by Robert Carroll which will be exchanged in the Merger).

        For purposes of the Offer, Subcorp will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Subcorp gives oral or written notice to the Depositary of Subcorp's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Subcorp and transmitting such payments to shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid by Subcorp, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

        Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the "Commission"), Subcorp reserves the right, in its sole discretion, to waive any or all conditions to the Offer (other than the Minimum Condition (as defined in the Offer to Purchase), which only may be waived with AMX's prior written consent) and to make any other changes in the terms and conditions of the Offer. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, if, by the Expiration

Date, any or all of the conditions to the Offer have not been satisfied, Subcorp reserves the right to (1) terminate the Offer and return all tendered Shares to tendering stockholders, (2) waive such unsatisfied conditions (other than the Minimum Condition) and purchase all Shares validly tendered or (3) extend the Offer, and, subject to the terms of the Offer (including the rights of shareholders to withdraw their Shares), retain the Shares which have been tendered, until the termination of the Offer, as extended; provided that AMX may cause the Offer to be extended in the event that (a) the Minimum Condition has not been satisfied, (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated, (c) certain obligations of AMX have not been performed and the cure period available to perform any such obligation has not expired, or (d) AMX has delivered to Thrall Omni within three business days of the initial Expiration Date a notice of its intention to terminate the Merger Agreement to accept a superior proposal.

        The Merger Agreement also provides that Subcorp may extend the Offer for a subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended) for three to 20 business days in order to acquire at least 90% of the outstanding Shares, beginning after Subcorp purchases Shares tendered in the Offer, during which AMX shareholders may tender, but not withdraw, their Shares and receive the Offer Price.

        Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, March 23, 2005, unless and until Subcorp, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), has extended the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Subcorp, will expire.

        Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and, unless theretofore accepted for payment by Subcorp pursuant to the Offer, may also be withdrawn at any time after April 24, 2005. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the second sentence of this paragraph. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Subcorp, in its sole discretion, whose determination will be final and binding. None of Subcorp, Thrall Omni, DII, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

        The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        AMX has provided Subcorp with AMX's shareholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Subcorp to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

        Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Subcorp's expense. Subcorp will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll-Free: (877) 278-9676

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Call: (212) 902-1000
Call Toll Free: (800) 323-5678

February 24, 2005

QuickLinks

  Exhibit (a)(5)(b)